UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of June 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250

Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Fiat to reorganize its Committees

SIGNATURES

Fiat to reorganize its Committees

Gian Maria Gros-Pietro, Virgilio Marrone, Vittorio Mincato and Mario Zibetti, the four Directors newly appointed by the Stockholders Meeting, for the first time attended the Fiat Board of Directors meeting which was held after the Stockholders Meeting under the chairmanship of Luca Cordero di Montezemolo.

The Board determined that the following Directors meet the independence requirements: Angelo Benessia, Flavio Cotti, Luca Garavoglia, Gian Maria Gros-Pietro, Hermann-Josef Lamberti, Vittorio Mincato, Pasquale Pistorio and Mario Zibetti.

As of today, the Fiat Board of Directors is comprised of fifteen members, the majority of whom are independent.

As part of the review of the Group corporate governance, the Board resolved to establish a Strategic Committee charged with the task of assisting it in drawing up the strategic plans of the Company and the Group.

The Strategic Committee is comprised of:
Luca Cordero di Montezemolo              Chairman
John Elkann
Sergio Marchionne
Vittorio Mincato
Pasquale Pistorio
Finally, the Board of Directors made some changes in the composition of the Nominating and Compensation Committee and the Internal Control Committee, which are now comprised as follows:

Nominating and Compensation Committee:

John Elkann                                            Chairman
Flavio Cotti
Luca Garavoglia
Gian Maria Gros-Pietro
Daniel John Winteler

Internal Control Committee:

Mario Zibetti      Chairman
Angelo Benessia
Hermann-Josef Lamberti

Turin, June 23, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 27, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney